Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

May 12, 2016

VIA EDGAR AND FEDEX

Mr. Roger Schwall

United States Securities and Exchange

    Commission

Assistant Director, Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Re:	Noble Midstream Partners LP

Registration Statement on Form S-1

Filed April 1, 2016

File No. 333-207560

Dear Mr. Schwall:

Set forth below are the responses of Noble Midstream Partners LP, a Delaware limited partnership (the “Partnership,” “Noble Midstream,” “we,” “us,” or “our”), a subsidiary of Noble Energy, Inc., a Delaware corporation (“Noble”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 22, 2016, with respect to Amendment No. 3 to the Partnership’s Registration Statement on Form S-1, filed with the Commission on April 1, 2016 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). Each response below has been prepared and is being provided by the Partnership, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 4 to the Registration Statement (the “Amendment”). For the Staff’s convenience, we have hand-delivered three copies of the Amendment, together with three copies of the Amendment that are marked to show all revisions to the Amendment since the filing of the Registration Statement.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment, unless indicated otherwise.

Austin    Beijing    Dallas    Dubai    Houston     London    New York    Research Triangle Park    The Woodlands    Washington, DC

Mr. Roger Schwall

May 12, 2016

Financial Statements

Unaudited Pro Forma Condensed Combined Statements of Operations, page F-4

1.	Referencing the guidance in Rule 11-02(c)(2) of Regulations S-X, please tell us your rationale for presenting two years of pro forma income statements.

Response:

We acknowledge the Staff’s comment and have revised the Amendment to present pro forma income statements only for the fiscal year ended 2015 and the three months ended March 31, 2016. Please see pages F-4 and F-5.

2.	We note adjustments to your pro forma revenues and operating expenses for the year ended December 31, 2015 on page F-5 and related notes (a) and (b) on page F-7. Given your disclosures on pages 98 and 99 that effective January 2015, you entered into commercial fee based agreements for midstream services and fixed fee agreement for general and administrative support services with Noble Energy, it appears that the 2015 historical revenue and operating expense amounts include the financial effects from implementation of these January 2015 agreements. Please clarify why the pro forma adjustments were considered necessary and expand your note disclosure accordingly.

Response:

We acknowledge the Staff’s comment and have updated the requested disclosure on page F-7 to provide further explanation and support regarding why we consider the pro forma adjustments necessary.

Please direct any questions you have with respect to the foregoing or with respect to the Amendment to the undersigned at (713) 220-4351 or georgevlahakos@andrewskurth.com.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos

cc:	John F. Bookout, IV, Noble Midstream

G. Michael O’Leary, Andrews Kurth LLP